UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
or
☐     TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to _______.
Commission file number 1-6402-1

SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

SCI 401(k) RETIREMENT SAVINGS PLAN
INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	5
Notes to Financial Statements	6-10

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11

Signature	12

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee
SCI 401(k) Retirement Savings Plan
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SCI 401(K) Retirement Savings Plan as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of SCI 401(K) Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i- schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ HARPER & PEARSON COMPANY, P.C.

We have served as the Plan's auditor since 2001.

Houston, Texas
June 29, 2018

SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2017	2016
Assets:
Investments, at fair value
Common trust funds	$562,147,149	$481,054,756
Registered investment companies	220,189,517	177,276,785
SCI common stock fund	146,601,571	123,387,014
Self directed accounts	12,875,181	9,671,533
Total investments	941,813,418	791,390,088

Receivables:
Employer contributions	195,969	3,212
Participant loans	22,801,084	20,961,432
Other receivable	530	—
Total assets	964,811,001	812,354,732

Liabilities:
Amounts due for investments purchased	—	443
Total liabilities	—	443

Net assets available for benefits	$964,811,001	$812,354,289

The accompanying notes are an integral part of these financial statements.

SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2017
Additions to net assets attributed to:
Contributions:
Employer	$34,167,571
Participants	48,880,181
Rollovers from other qualified plans	3,070,775
Total contributions	86,118,527

Investment income:
Dividend and interest income	10,046,428
Net change in the fair value of investments	139,399,694
Total investment income	149,446,122

Participant loan interest	894,415
Total additions to net assets	236,459,064

Deductions from net assets attributed to:
Distributions to participants	82,785,980
Administrative expenses	1,293,724
Total deductions from net assets	84,079,704

Net increase	152,379,360

Transfers to/from the plan, net	77,352

Net assets available for benefits at the beginning of the period	812,354,289

Net assets available for benefits at the end of the period	$964,811,001

The accompanying notes are an integral part of these financial statements.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

1.    Plan Description

General

The following description of SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

The Plan was established July 1, 2000 as a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are held by Charles Schwab Bank and participant accounts are maintained by Charles Schwab Bank. State Street Bank and Trust Company (State Street) serves as the trustee for the SCI Common Stock Fund. Service Corporation International serves as Plan Sponsor.

Contributions

Eligible employees can participate in the Plan after completing two months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility criteria, contributing 4% (2017) and 3% (2016) of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Effective July 1, 2014, the Plan was amended to allow Roth contributions. Each individual's participant contributions were limited to $18,000 in 2017. An additional catch-up contribution up to $6,000 was allowed for employees aged 50 and over.

The Company contributes a matching amount up to 6% of the participant's pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee's eligible contribution as described in the table below. Additional amounts may be contributed at the Company's discretion. There were no discretionary Company contributions for the year ended December 31, 2017.

Participant's Completed Years of Service	Matching Percentage
Less than 6 years	75%
Greater than 6 years and less than 11 years	100%
11 or more years	125%

Participant Accounts

Participant account balances are valued based upon the number of units or shares of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution, the Company's contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2017, forfeited balances applied to reduce the December 31, 2016 employer true up contribution amounted to $1,821,207 and forfeited balances used to pay administrative expenses amounted to $165,430. At December 31, 2017, there were forfeitures in the amount of $1,468,039 available and utilized to offset the employer true up contribution funded in 2018.

Vesting

Participants are fully vested in their deferred salary, rollover contributions and related earnings. Participants are not vested in Company contributions and related earnings until they complete three years of service with the Company, thus becoming 100% vested.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

Participant Loans

Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest fixed at 1% above the prime rate at the date of inception. Interest rates for loans range between 4.25% and 9.25% as of December 31, 2017. A participant may have no more than one loan outstanding at any one time (effective November 24, 2014). Prior to November 24, 2014, a participant was allowed to have two loans outstanding at any one time. Participants with two loans dating before the change continue to be allowed to have those two loans but cannot enter into any new loans until both existing loans have been repaid. Interest income on participant loans is recorded when earned. If a participant ceases to make loan payments, the Plan Administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements and the participant account balance will be reduced at the earliest permitted date as outlined in the Plan Document.

Receivables for Securities Sold

The Plan records investment transactions on a trade date basis. Transactions may take up to seven days to settle, therefore pending purchases and sales are recorded as a receivable or payable as of period end.

Participant Distributions

The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account or a partial distribution of such amount. A participant that terminates employment whose account balance is less than $5,000 will receive a distribution of their vested aggregate account balance without the consent of the participant. If the distribution is less than $1,000 the distribution will be made in the form of lump sum cash. If the distribution is greater than $1,000, but less than $5,000 the Administrator will pay the distribution in an automatic direct rollover to an individual retirement account.

Plan Termination

The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.    Summary of Significant Accounting Policies

Principles of Reporting

The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and related notes. As a result, actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3 for information regarding Fair Value Measurements).

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

The Wells Fargo Stable Value Fund C included in Plan assets receives interest based on crediting interest rates determined by the issuer. The underlying investments of the Fund consist of units of the Wells Fargo Stable Return Fund G.

A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. Charles Schwab is asset custodian for the self-directed investment accounts.

Net change in the fair value of the investments consists of net realized and unrealized appreciation (depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

The common trust funds are issued by T. Rowe Price and the underlying investments of the common trust funds include other T. Rowe Price bond, equity, and money market trusts.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Administrative expenses represent record keeping, transaction, and investment advisory fees paid to Charles Schwab, and audit fees. Legal fees are paid by the Plan Sponsor.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

3.    Fair Value Measurements

FASB ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument's level within fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2017 and 2016:

Registered investment companies and self-directed accounts are valued at the market value of shares held at year end. The investments held in common trust funds and the SCI common stock fund are valued at the net asset value of units held by the Plan at year end. Net asset value of units is derived from per share value of underlying publicly traded investments, net of assessed expenses.

The methods above described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in methodology for the year ended December 31, 2017.

The fair value of investments are categorized as follows at December 31, 2017 and 2016:

	Value Hierarchy Level	2017	2016
Registered investment companies	1	$220,189,517	$177,276,785
Self directed accounts	1	12,875,181	9,671,533
Total investments, at fair value		233,064,698	186,948,318
Common trust funds (a)		562,147,149	481,054,756
SCI common stock fund		146,601,571	123,387,014
Total investments, at net asset value		708,748,720	604,441,770
Total investments, at market		$941,813,418	$791,390,088

(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.

There were no transfers in and/or out of the fair value levels during 2017 and 2016. For investments measured at net asset value there are no unfunded commitments and the investments are redeemable at any time with no restrictions.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

4.    Income Taxes

Effective January 1, 2016 the Plan adopted a volume submitter profit sharing plan with CODA (volume submitter plan). The volume submitter plan received a favorable opinion letter from the IRS on March 31, 2014, which declared that the volume submitter plan qualifies under section 401(a) of the Internal Revenue Code as being exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.

The Plan believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2014 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.

5.	Parties-in-Interest

Certain plan investments represent investments in common trust funds, registered investment companies, and self-directed accounts managed by Charles Schwab Bank, trustee of the Plan. Therefore transactions involving these common trust funds and registered investment companies qualify as exempt party-in-interest transactions. The Plan paid Charles Schwab Trust $1,216,488 related to record keeping and transaction fees for the year ended December 31, 2017.

At December 31, 2017 and 2016, approximately 15% of Plan assets were held in the form of shares of the Company's common stock. Transactions involving the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2017, the Plan received dividends on the Company's common stock totaling $2,270,214. Additional parties-in-interest include State Street Global Markets and State Bank and Trust as they serve as record keeper for the self-directed accounts and SCI Common Stock Fund, respectively.

SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer,
	borrower, lessor or	Description of investment including maturity date,
	similar party	rate of interest, collateral, par or maturity value	Cost	Current Value

Self Directed Account:
*	Personal Choice Retirement	Self Directed Account	**	$12,875,181

Common Trust Funds:
	T. Rowe Price	T. Rowe Price Retirement 2025 Active B Fund	**	96,869,030
	T. Rowe Price	T. Rowe Price Retirement 2020 Active B Fund	**	78,413,114
	T. Rowe Price	T. Rowe Price Retirement 2030 Active B Fund	**	77,086,988
	T. Rowe Price	T. Rowe Price Retirement 2035 Active B Fund	**	70,161,064
	T. Rowe Price	T. Rowe Price Retirement 2040 Active B Fund	**	50,536,765
	T. Rowe Price	T. Rowe Price Retirement 2015 Active B Fund	**	48,650,405
	T. Rowe Price	T. Rowe Price Retirement 2045 Active B Fund	**	31,425,222
	T. Rowe Price	T. Rowe Price Retirement 2010 Active B Fund	**	20,928,214
	T. Rowe Price	T. Rowe Price Retirement 2050 Active B Fund	**	20,871,510
	T. Rowe Price	T. Rowe Price Retirement 2005 Active B Fund	**	10,791,831
	T. Rowe Price	T. Rowe Price Retirement 2055 Active B Fund	**	10,337,780
	T. Rowe Price	T. Rowe Price Retirement Balanced Active B Fund	**	9,586,026
	T. Rowe Price	T. Rowe Price Retirement 2060 Active B Fund	**	471,313
	Wells Fargo	Wells Fargo Stable Value Fund C	**	36,017,887

Registered Investment Companies:
	Vanguard Funds	Vanguard Institutional Index I Fund	**	56,037,779
	American Funds	American Funds AMCAP R6 Fund	**	33,390,268
	Invesco	Invesco Diversified Dividend R6 Fund	**	20,187,653
	Fidelity	Fidelity Extended Market Fund	**	18,939,365
	Pacific Investment Management Co	PIMCO Total Return Institutional Fund	**	16,242,322
	Dimensional Funds	DFA Large Cap International I Fund	**	25,086,927
	Vanguard	Vanguard Total Bond Market Index Fund	**	12,849,527
	Hartford	Hartford SmallCap Growth HLS IA Fund	**	14,396,017
	JP Morgan	JPMorgan Small Cap Value R6 Fund	**	9,474,832
	Pacific Investment Management Co	PIMCO Real Return Fund	**	8,458,650
	EuroPacific	American Funds EuroPacific Growth R6	**	5,126,177

Common Stock:
*	Service Corporation International	SCI Common Stock Fund	**	146,601,571

	Total Investments			941,813,418

*	Participant Loans	Loans with interest rates of 4.25% to 9.25%	—	22,801,084
				$964,614,502
*    Party-in-interest as defined by ERISA.
**    Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCI 401(k) Retirement Savings Plan

By:    SCI Shared Resources, Inc.

Date:    June 29, 2018            By:    /s/ Lori Spilde

Vice President of SCI Shared Resources, LLC